

For Immediate Release – Calgary, Alberta
TSX, NYSE MKT : BXE

BELLATRIX EXPLORATION ANNOUNCES NORTHLAND CAPITAL MARKETS INITIATES ANALYST COVERAGE

Calgary, Alberta, May 2, 2013. Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") announces that Northland Capital Markets, has initiated analyst coverage of Bellatrix in a report dated April 30, 2013.

Northland Capital Markets represents the first US based brokerage firm to initiate analyst coverage on Bellatrix since BXE commenced trading on the NYSE MKT in September 2012.

"Northland Capital Markets" is the trade name for certain capital markets and investment banking services of Northland Securities, Inc. a member of FINRA/SIPC which is headquartered in Minneapolis, MN, USA.

For a full list of the analysts currently providing coverage of Bellatrix as well as the Company's current corporate presentation see the Company's website at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively, and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
2300, 530 – 8th Avenue SW
Calgary, Alberta, Canada T2P 3S8
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com